                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                SCHEDULE 13E-3

                                (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. ____________)

                      Veterinary Centers of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Veterinary Centers of America, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925514101
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

             Robert L. Antin                              Julie Kaufer, Esq.
          Chief Executive Officer             Troop Steuber Pasich Reddick & Tobey, LLP
         12401 West Olympic Boulevard            2029 Century Park East, 24th Floor
            Los Angeles, CA  90064                     Los Angeles, CA  90067
                (310) 584-6500                             (310) 728-3000

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 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1933.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A tender offer.

     d. [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                           Calculation of Filing Fee
--------------------------------------------------------------------------------
               Transaction                  Amount of Filing Fee
               Valuation*
--------------------------------------------------------------------------------
              $306,040,995                        $61,208
--------------------------------------------------------------------------------

       *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     $61,208               Filing Party: Veterinary Centers of America, Inc.
                            -----------------                   --------------------------------------
Form or Registration No.:   Schedule 14(a)        Date Filed:    May 30, 2000
                            -----------------                 ----------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") is being filed by Veterinary Centers of America, Inc., a Delaware corporation ("VCA"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, in connection with a merger of Vicar Recap, Inc., a Delaware corporation and wholly owned by Green Equity Investors III, L.P., with and into VCA, with VCA as the surviving corporation. Pursuant to the Agreement and Plan of Merger, dated as of March 30, 2000, immediately prior to the Merger, certain members of VCA management will exchange approximately 266,666 shares of VCA common stock (or other consideration of equivalent value) for a corresponding amount of Vicar Recap common stock. At the effective time of the Merger, all issued and outstanding shares of common stock of VCA, other then shares held by dissenting shareholders, Green Equity, Vicar Recap and in VCA's treasury, will be cancelled and converted into the right to receive, a cash payment per share, without interest, of $15.00. As a result of the Merger, and after giving effect to the issuance of employee incentive options and warrants to be issued to GS Mezzanine Partners II, L.P., Green Equity and certain VCA employee stockholders will own 71.75% and 22.5%, respectively, on a fully diluted basis, of VCA.

     Concurrently, with the filing of this Schedule 13e-3, VCA is filing a preliminary proxy statement (the "Proxy Statement"), pursuant to which the stockholders of VCA will be given notice of the Merger. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.          SUMMARY TERM SHEET.

                 The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" of the Proxy Statement are incorporated herein by reference.

ITEM 2.          SUBJECT COMPANY INFORMATION.

       (a) Name and Address. The information contained in the section entitled "SUMMARY - The Companies" of the Proxy Statement is incorporated herein by reference.

       (b) Securities. The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

       (c) Trading Market and Prices. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

       (d) Dividends. The information contained in the section entitled "DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

       (e)       Prior Public Offerings. None.

       (f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 3.          IDENTITY AND BACKGROUND OF THE FILING PERSON.

       (a), (c) Name and Address. Business and Background of Natural Persons. The information contained in the sections entitled "PRINCIPAL STOCKHOLDERS" and "DIRECTORS AND EXECUTIVE OFFICERS OF VCA" of the Proxy Statement are incorporated herein by reference. During the last five years, to the best knowledge of VCA, none of any persons listed in "DIRECTORS AND EXECUTIVE OFFICERS OF VCA" has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

       (b) Business and Background of Entities. The information contained in the section entitled "SUMMARY - The Companies" of the Proxy Statement is incorporated herein by reference.

ITEM 4.          TERMS OF THE TRANSACTIONS.

       (a) (1)   Not applicable.

       (a) (2)   (i)    The information contained in the sections entitled
                        "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and
                        "THE MERGER AGREEMENT - Structure and Timing" of the
                        Proxy Statement are incorporated herein by reference.

                 (ii) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT - Consideration to be Received in the Merger" of the Proxy Statement are incorporated herein by reference.

                 (iii) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Purpose and Structure of the Merger" of the Proxy Statement are incorporated herein by reference.

                 (iv) The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

                 (v) The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger" and "- Interests of VCA Directors and Officers in the Merger" of the Proxy Statement are incorporated herein by reference.

                 (vi) The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment of the Merger" of the Proxy Statement is incorporated herein by reference.

                 (vii) The information contained in the section entitled "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger" of the Proxy Statement is incorporated herein by reference.

       (c) The information contained in the section entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) The information contained in the section entitled "SPECIAL FACTORS - Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

       (e) VCA has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of VCA or to obtain counsel or appraisal services at the expense of VCA.

       (f)       Not applicable.

ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) The information contained in the sections entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger," "- Background of the Merger" and "- Purpose and Structure of the Merger" of the Proxy Statement are incorporated herein by reference.

       (b)-(c) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Purpose and Structure of the Merger" of the Proxy Statement are incorporated herein by reference.

       (d) The information contained in the sections entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger," "- Background of the Merger" and "- Purpose and Structure of the Merger" of the Proxy Statement are incorporated herein by reference.

       (e) The information contained in the sections entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" and "THE MERGER AGREEMENT" of the Proxy Statement are incorporated herein by reference.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (b) The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Effects of the Merger" of the Proxy Statement are incorporated herein by reference.

       (c) The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "- Interests of VCA Directors and Officers in the Merger" and "DIVIDENDS" of the Proxy Statement are incorporated herein by reference.

ITEM 7.          PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

       (a), (c) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Purpose and Structure of the Merger" and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement are incorporated herein by reference.

       (b) The information contained in the sections entitled "SPECIAL FACTORS - Risk that the Merger will not be Completed" and "- Background of the Merger" of the Proxy Statement are incorporated herein by reference.

       (d) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS - Effects of the Merger" and "- Material Federal Income Tax Consequences of the Merger" of the Proxy Statement are incorporated herein by reference.

ITEM 8.          FAIRNESS OF THE TRANSACTION.

       (a), (b) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL
                 MEETING - Record Date and Voting, "SPECIAL FACTORS - Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger," "- Opinion of Houlihan Lokey Howard & Zukin Capital" and "- Opinion of Jefferies & Company, Inc." of the Proxy Statement and Annex B, "Opinion of Jefferies & Company, Inc.," and Annex C, "Opinion of Houlihan Lokey Howard & Zukin Capital," of the Proxy Statement are incorporated herein by reference.

       (c) The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

       (d) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement are incorporated herein by reference.

       (f)       Not applicable.

ITEM 9.          REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

       (a)-(c) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Opinion of Houlihan Lokey Howard & Zukin Capital," "- Opinion of Jefferies & Company, Inc." and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement and Annex B, "Opinion of Jefferies & Company, Inc." and Annex C, "Opinion of Houlihan Lokey Howard & Zukin

                     Capital," of the Proxy Statement are incorporated herein by reference.

ITEM 10.             SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a), (b), (d) The information contained in the section entitled "SPECIAL
                     FACTORS - Financing the Merger" of the Proxy Statement is incorporated herein by reference. VCA has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

       (c) The information contained in the section entitled "EXPENSES" of the Proxy Statement is incorporated herein by reference.

ITEM 11.             INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) The information contained in the section entitled "PRINCIPAL STOCKHOLDERS" of the Proxy Statement is incorporated herein by reference.

       (b)           Not applicable.

ITEM 12.             THE SOLICITATION OR RECOMMENDATION.

       (d) The information contained in the sections entitled "THE SPECIAL MEETING - Record Date and Voting," "SUMMARY" and "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" of the Proxy Statement are incorporated herein by reference.

       (e) The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement are incorporated herein by reference.

ITEM 13.             FINANCIAL STATEMENTS.

       (a) The information contained in the section entitled "SUMMARY SELECTED HISTORICAL FINANCIAL DATA" to the Proxy Statement is incorporated herein by reference.

       (b)           Not applicable.

ITEM 14.             PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a), (b) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "EXPENSES" and "THE SPECIAL MEETING - Voting, Revocation and Solicitation of Proxies" of the Proxy Statement are incorporated herein by reference.

ITEM 15.             ADDITIONAL INFORMATION.

       (b) The information contained in the Proxy Statement, including the annexes thereto, is incorporated herein by reference.

ITEM 16.             EXHIBITS.

       (a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2000 (incorporated herein by reference to the Proxy Statement).

       (b)(1) Commitment Letter, dated March 30, 2000, between Goldman Sachs Credit Partners, L.P. and Green Equity Investors III, L.P. (to be filed by amendment).

       (b)(2) Commitment Letter, dated March 30, 2000, between GS Mezzanine Partners II, L.P. and Green Equity Investors III, L.P. (to be filed by amendment).

       (c)(1) Opinion of Jefferies & Company, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

       (c)(2) Opinion of Houlihan Lokey Howard & Zukin Capital (incorporated herein by reference to Annex C of the Proxy Statement).

       (d)(1) Agreement and Plan of Merger, dated March 30, 2000, among Veterinary Centers of America, Inc., Vicar Recap, Inc. and Vicar Operating, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

       (d)(2) Voting Agreement, dated March 30, 2000, between Vicar Recap and Robert L. Antin (incorporated herein by reference to Annex D of the Proxy Statement).

       (d)(3) Exchange and Subscription Agreement, dated March 30, 2000, between Vicar Recap and Robert L. Antin (incorporated herein by reference to Annex E of the Proxy Statement).

       (d)(4) Stock Purchase Agreement, dated March 30, 2000, between Green Equity Investors III, L.P. and Robert L. Antin.

       (f) Section 262 of the General Corporation Law of the State Delaware (incorporated herein by reference to Annex F to the Proxy Statement).

       (g)           Not applicable.

                                   SIGNATURE

       After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2000              Veterinary Centers of America, Inc.

                                  By: /s/ Tomas W. Fuller
                                      ---------------------------------------
                                      Name:   Tomas W. Fuller
                                      Title:  Vice President, Chief Financial
                                              Officer

                                 Exhibit List
                                 ------------


 Exhibit
 Number                                                        Description


  16 (a)         Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2000
                 (incorporated herein by reference to the Proxy Statement).

  16 (b)(1)      Commitment Letter, dated March 30, 2000, between Goldman Sachs Credit Partners, L.P. and Green Equity Investors
                 III, L.P. (to be filed by amendment).

  16 (b)(2)      Commitment Letter, dated March 30, 2000, between GS Mezzanine Partners II, L.P. and Green Equity Investors III,
                 L.P. (to be filed by amendment).

  16 (c)(1)      Opinion of Jefferies & Company, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

  16 (c)(2)      Opinion of Houlihan Lokey Howard & Zukin Capital (incorporated herein by reference to Annex C of the Proxy
                 Statement).

  16 (d)(1)      Agreement and Plan of Merger, dated March 30, 2000, among Veterinary Centers of America, Inc., Vicar Recap, Inc.
                 and Vicar Operating, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

  16 (d)(2)      Voting Agreement, dated March 30, 2000, between Vicar Recap and Robert L. Antin (incorporated herein by reference to Annex D of the Proxy Statement).

  16 (d)(3)      Exchange and Subscription Agreement, dated March 30, 2000, between Vicar Recap and Robert L. Antin (incorporated herein by reference to Annex E of the Proxy Statement).

  16 (d)(4)      Stock Purchase Agreement, dated March 30, 2000, between Green Equity Investors III, L.P. and Robert L. Antin.

  16 (f)         Section 262 of the Delaware Corporation Law of the State Delaware (incorporated herein by reference to Annex F to the Proxy Statement).

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